Exhibit 99.31

Guardian 8 Hires ASIS Council Member Gary Kuty as Vice President of Sales

Long-Time Advisor to the Industry Viewed as a Vital Step to Reaching Security Contractors

SCOTTSDALE, AZ--(Marketwired - Nov 3, 2014) - Guardian 8 Corporation, a wholly owned subsidiary of Guardian 8 Holdings (OTCQB: GRDH), announced today the hiring of Gary Kuty of Dayton, Ohio to a newly formed role of Vice President of Sales for the company. Kuty founded Kuty & Associates, LLC and oversaw its consulting and training operations in Dayton and Las Vegas for over a decade and became a well-respected author on corporate security matters. As a 40 year veteran of the police and security industries, he is a well-known confidant to security company leaders throughout the U.S.

Kuty's arrival at Guardian 8 is timed with recent growth of prospecting into international markets as well as surging interest in key verticals across the U.S. Since the release of the Pro V2 device in the newly created category of Enhanced Non-Lethal (ENL), the tool has won early adoption as a defensive response for security officers in the private security industry as well as markets including the entertainment industry, schools, hospitals and public spaces.

"We formed Guardian 8 with the mission to fundamentally change the security industry forever and Gary's addition to the team marks an exciting milestone in these efforts," said Guardian 8 CEO Steve Cochennet. "Credibility is everything in this business. We are thrilled that Gary, with his history in the industry and impeccable reputation for guiding security companies to success, is as enthusiastic about our mission as we are. Gary is a natural fit for us."

Prior to announcing the hire, Guardian 8 had consulted with Kuty on a number of matters, including which industry partners and associations were vital to the company's development.

"I am excited to be a key part of revolutionizing the industry where I have devoted my career," Kuty said. "I have witnessed firsthand how the Pro V2 is poised to dramatically change the industry by reducing liability and improving officer safety."

Kuty will lead a luncheon presentation for contract and in-house security executives, risk managers, legal teams, and financial executives on the benefits of ENL devices in New York City, November 20, in conjunction with the ISC East security conference at Javits Center. To inquire about this event, call 480-426-1060 or email skrause@guardian8.com.

About Guardian 8 Holdings

Guardian 8 Holdings, through its wholly owned operating subsidiary, Guardian 8 Corporation, is the developer and manufacturer of the Pro V2, an enhanced non-lethal (ENL) response to threats that revolutionizes how companies keep workplaces safe and mitigate risk. The Pro V2 is a defensive device that provides any operator with non-lethal means to protect themselves and others, allowing time for law enforcement response, while initiating communication and incident recording. The Pro V2 is an intermediate option for response to aggressive subjects, developed as a solution for security professionals seeking a flexible tool with a layered defense approach. Guardian 8 was awarded the "Campus Safety BEST Award" for 2014 in the personal gear and equipment category, one of "Ten Companies to Watch" in March 2014 by the Phoenix Business Journal, and an ASIS Accolades Award for "Security's Best." To learn more about the company and its personal protection product line, visit www.Guardian8.com. Follow Guardian 8 on LinkedIn, YouTube, Facebook and Twitter.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21B of the Securities Exchange Act of 1934, as amended. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements."

Such statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Such statements involve risks and uncertainties, including but not limited to: any implied or perceived benefits resulting from the hiring of Mr. Kuty; Mr. Kuty's past accomplishments and relationships in the security industry; actual acceptance of the Pro V2 device as a result of Mr. Kuty's hiring; Guardian 8's and its subsidiaries business prospects; the ability of Guardian 8 to execute its business plan; benefits of the Pro V2 device; any other effects resulting from the information disclosed above; risks and effects of legal and administrative proceedings and government regulation; future financial and operational results; competition; general economic conditions; and the ability to manage and continue growth. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual outcomes may vary materially from those indicated.

Important factors that could cause actual results to differ materially from the forward-looking statements Guardian 8 makes in this press release include market conditions and those set forth in reports or documents it files from time to time with the SEC. Guardian 8 undertakes no obligation to revise or update such statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Media Contact
Susan Krause
Sr. Marketing Manager
Guardian 8 Corporation
7432 E. Tierra Buena Lane, Suite 102
Scottsdale, AZ 85260
O: 480-426-1060
C: 480-620-0182
skrause@guardian8.com

Investor Relations
Casey Burt
IN2NE, Corp.
350 SE 8th Street
Pompano Beach, FL 33060
O: 561-929-2324
crburt2@gmail.com